Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

Stage Stores Reports September Sales

-- Comparable Store Sales Increase 2.3% --

HOUSTON, TX, October 11, 2007 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the five-week September period beginning September 2, 2007 and ending October 6, 2007 increased 5.6% to $127.8 million from $121.0 million for the prior year five-week September period beginning August 27, 2006 and ending September 30, 2006. Prior year sales results include inventory liquidation sales of $2.9 million generated by the acquired B.C. Moore stores prior to their conversion to Peebles stores. Comparable store sales for the month increased 2.3% versus an increase of 11.0% last year.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "We are pleased to have achieved our 2.3% comparable store sales increase in September, particularly in light of the unseasonably warm weather that persisted in many of our market areas throughout most of the month. Our comp store sales increase is particularly encouraging versus the 11.0% increase we achieved last year. This year's sales performance was broad based, driven by comparable store sales increases in a large majority of our key merchandise categories. Our cosmetics, dresses and plus size businesses led the way during the month, all achieving double-digit gains."

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SALES SUMMARY

	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
Fiscal Period	2007	2006	2007	2006
1st Quarter	0.1%	3.2%	$358.2	$343.5
2nd Quarter	0.5	4.5	359.2	362.1
August	(2.6)	3.8	123.5	128.8
September	2.3	11.0	127.8	121.0
3rd Qtr-To-Date	(0.2)	7.2	251.3	249.8
Year-To-Date (8 Mos)	0.2	4.7	968.7	955.4

Store Activity

During September, the Company opened nine new stores and entered Wisconsin, its thirty-fourth state. A new Bealls store was opened in Alamo, TX, and new Peebles stores were opened in Forest, MS, Geneseo and Malone, NY, Pulaski, VA, Mukwonago, WI, Madison, GA, Three Rivers, MI and Live Oak, FL. Through the first eight months of the 2007 fiscal year, the Company has opened twenty-four new stores, and plans to open an additional eleven new stores in October, and twelve new stores in November.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 677 stores located in 34 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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<u>Caution Concerning Forward-Looking Statements</u>

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward–looking statements include comments regarding the number of new stores that the Company plans to open in October and November. Forward looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 3, 2007 and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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